Contact: Don M. Gibson For Immediate Release
417-520-4333

GUARANTY FEDERAL BANCSHARES, INC.
REPURCHASES 25.7% OF OUTSTANDING STOCK

SPRINGFIELD, MO – (April 2, 2002) – Guaranty Federal Bancshares, Inc, (NASDAQ:GFED), the holding company for Guaranty Federal Savings Bank, today announced that it repurchased 1,048,028 shares of its common stock, or 25.7% of its outstanding shares, for approximately $15.7 million. The stock was purchased from Alpine Associates and Great Southern Bancorp Inc. & affiliates.

"The stock repurchase resolves a dispute involving Guaranty Federal and each of the selling parties regarding claims that Guaranty Federal had a prior obligation to purchase the shares. The stock purchase also represents an opportunity for Guaranty Federal to retire a large block of stock that would have otherwise taken a significantly longer period of time to purchase", stated Don M. Gibson, President of Guaranty Federal. "This repurchase is a prudent use of Guaranty’s excess capital, as it will reduce our capital ratio to be more in line with peers, and is expected to increase earnings per share and return on equity." Since conversion, share repurchases have been an integral part of Guaranty’s commitment to building shareholder value as Guaranty has now repurchased 3,325,040 shares, or 52.3% since 1998.

The 1,048,028 shares represent the two largest blocks of stock controlled by groups of shareholders. The transaction was funded with cash the Company received as a result of the acquisition of five Commercial Federal Bank branches located in Springfield. As of February 28, 2002 the Company’s equity to assets ratio was 12.8%, following the repurchase the Company’s equity to assets ratio will be approximately 9.2%. As of February 28, 2002, the book value of the Company was $13.40 per share, following the transaction book value per share will be approximately $12.75 per share. While the transaction will initially have a dilutive effect on book value per share, management believes that the dilutive effect should be recovered over a reasonable period of time.

The discussion set forth above may contain forward-looking comments. Such comments are based upon the information currently available to management of the Company and management’s perception thereof as of the date of this release. Actual results of the Company’s operations could materially differ from those forward-looking comments. The differences could be caused by a number of factors or combination of factors including, but not limited to: changes in demand for banking services; changes in portfolio composition; changes in management strategy; increased competition from both bank and non-bank companies; changes in the general level of interest rates; the effect of regulatory or government legislative changes; technology changes; and fluctuation in inflation.

Guaranty Federal Bancshares Inc. has subsidiary corporations offering banking, investment and insurance services. The principal subsidiary, Guaranty Federal Savings Bank, is located in Springfield, Missouri, and has eight branches and 18 ATM locations located in Greene and Christian Counties. In addition Guaranty Federal is a member of the Privileged Status ATM network, which provides its customers surcharge free access to over 60 area ATM’s and over 1,000 ATM’s nationwide.